Con Edison Company of New York, Inc.

Exhibit 12.2

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30, 2007	For the Twelve Months Ended December 31, 2006	For the Six Months Ended June 30, 2006
Earnings
Net Income for Common	$375	$686	$318
Preferred Stock Dividend	6	11	6
Income Tax	197	349	166
Pre-Tax Income from Continuing Operations	$578	$1,046	$490
Add: Fixed Charges*	242	472	216
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$820	$1,518	$706
* Fixed Charges
Interest on Long-term Debt	$200	$370	$177
Amortization of Debt Discount, Premium and Expense	9	16	8
Other Interest	23	65	20
Interest Component of Rentals	10	21	11
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$242	$472	$216
Ratio of Earnings to Fixed Charges	3.4	3.2	3.3